UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                      DEKALB Energy Company
                        (Name of Issuer)

               Class A Common Stock, No Par Value
                 (Title of Class of Securities)

                           244874 20 2
                         (CUSIP Number)

                       Douglas C. Roberts
                          Lynne Roberts
                   DEKALB Genetics Corporation
              DeKalb, Illinois 50115 (815) 758-3461
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                         March 4, 1994
                  (Date of Event which Requires
                    Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.
          Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
CUSIP No. 244874 20 2                          Page 2 of 11 Pages


     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Douglas C. Roberts
          ###-##-####

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*   (a)
                                                            (b) X

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

          00

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              __

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


                    7    SOLE VOTING POWER

                         179,152
   NUMBER OF
    SHARES          8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              -0-
     EACH
   REPORTING        9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                179,152

                   10    SHARED DISPOSITIVE POWER

                         -0-

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON    277,976

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    11.9%

     14   TYPE OF REPORTING PERSON*
                    IN

SEE INSTRUCTIONS BEFORE FILLING OUT!  INCLUDE BOTH SIDES OF THE
OVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          SCHEDULE 13D
CUSIP No. 244874 20 2                          Page 3 of 11 Pages


     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lynne Roberts
          ###-##-####

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*   (a)
                                                            (b) x

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

          00

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


                    7    SOLE VOTING POWER

                         98,824
   NUMBER OF
    SHARES          8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              -0-
     EACH
   REPORTING        9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                98,824

                   10    SHARED DISPOSITIVE POWER

                         -0-

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          277,976

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.9%

     14   TYPE OF REPORTING PERSON*

          IN

SEE INSTRUCTIONS BEFORE FILLING OUT!  INCLUDE BOTH SIDES OF THE
OVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                               Page 4 of 11 Pages

Item 1.  Security and Issuer.

          This statement relates to the Class A Common Stock, No Par Value, of DEKALB Energy Company, a Delaware corporation ("Energy"). The principal executive offices of Energy are located at 700 9th Avenue, S.W., South Tower, Calgary, Alberta, Canada T2P 3V4.


Item 2.  Identity and Background.

          This statement is filed by Douglas C. Roberts and Lynne Roberts to report the beneficial ownership of shares of Class A Common Stock of Energy. Each of Douglas C. Roberts and Lynne Roberts is a United States citizen whose address is 1449 Janet Street, Sycamore, Illinois 60178. Douglas C. Roberts and Lynne Roberts are husband and wife.

          Douglas C. Roberts is the Director, U.S. Business Units of DEKALB Genetics Corporation ("Genetics") and is also a member of the board of directors of Genetics. Genetics was a wholly-owned subsidiary of Energy prior to the pro rata distribution on August 31, 1988 of all of the outstanding shares of capital stock of Genetics to the stockholders of Energy. The principal business of Genetics is the research, development, production and sale of agricultural seed, swine and poultry breeding stock. The principal executive offices of Genetics are located at 3100 Sycamore Road, DeKalb, Illinois 60115.

          Lynne Roberts is a housewife.

          During the last five years neither Douglas C. Roberts nor Lynne Roberts has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years neither Douglas C. Roberts nor Lynne Roberts has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                                               Page 5 of 11 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

          On March 4, 1994, Douglas C. Roberts transferred 70,000 of the shares of Class A Common Stock of Energy reported in this statement to trusts of which Lynne Roberts is the trustee. The beneficiaries of such trusts are Douglas C. Roberts and the children of Lynne Roberts and Douglas C. Roberts. No consideration was paid for the transfer of such shares.

          On January 17, 1994, Douglas C. Roberts and Lynne Roberts acquired beneficial ownership of 7,250 shares of Class A Common Stock of Energy as a result of a gift by Charles C. Roberts and Mary R. Roberts of 1,450 of such shares to a trust of which Douglas C. Roberts is the beneficiary and trustee; a gift by Charles C. Roberts and Mary R. Roberts to Lynne Roberts of 1,450 of such shares; and gifts by Charles C. Roberts and Mary R. Roberts of 4,350 of such shares to trusts for the benefit of the children of Douglas C. Roberts and Lynne Roberts. Lynne Roberts is the trustee of such trusts. No consideration was paid for the transfer of the shares described in this paragraph.

          Charles C. Roberts and Mary R. Roberts are husband and wife and Douglas C. Roberts is the son of Charles C. Roberts and Mary R. Roberts.

          Prior to the transactions described in the second paragraph of this Item 3, Douglas C. Roberts beneficially owned 270,726 shares of Class A Common Stock of Energy. Such ownership was previously reported on a Schedule 13D filed by Douglas C. Roberts, which previous Schedule 13D is superseded by this
Schedule 13D.


Item 4.  Purpose of Transaction.

          Douglas C. Roberts and Lynne Roberts are holding all the shares of Class A Common Stock of Energy reported hereby for investment.

          Neither Douglas C. Roberts nor Lynne Roberts have any plans or proposals which relate to or would result in (a) the acquisition of additional securities of Energy or the disposition of securities of Energy, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Energy or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of Energy or any of its subsidiaries, (d) any change in the present board of directors or management of Energy, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present

                                               Page 6 of 11 Pages

capitalization or dividend policy of Energy, (f) any other material change in Energy's business or corporate structure, (g) changes in Energy's charter, by-laws or other actions which may impede the acquisition of control of Energy by any person, (h) causing the Class B Common Stock of Energy to cease to be authorized to be quoted on the National Association of Securities Dealers Automated Quotation System, (i) a class of equity securities of Energy becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.



Item 5.  Interest in Securities of the Issuer.

          (a) At the date hereof, Douglas C. Roberts and Lynne Roberts beneficially owned 277,976 shares of Class A Common Stock of Energy, which represented approximately 11.9% of the issued and outstanding shares of Class A Common Stock of Energy at the date hereof. Douglas C. Roberts holds title to 158,752 of such shares as trustee of a trust of which he is the beneficiary, and holds title to 20,400 of such shares as trustee of trusts of which his children are the beneficiaries. 96,548 shares of Class A Common Stock of Energy which are reported in this statement are held by trusts of which Douglas C. Roberts and/or his children are the beneficiaries, and of which Lynne Roberts is the trustee. The remaining 2,276 shares of Class A Common Stock of Energy reported in this statement are held by Lynne Roberts.

          (b) At the date hereof, Douglas C. Roberts had sole voting and investment power with respect to 179,152 of the shares of Class A Common Stock of Energy reported herein and Lynne Roberts has sole voting and investment power with respect to the remaining 98,824 shares of Class A Common Stock of Energy reported herein.

          (c) The only transactions during the past sixty days in the Class A Common Stock of Energy by Douglas C. Roberts and
Lynne Roberts are described in Item 3 above.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Class A Common Stock reported herein, except with respect to 116,948 of the shares described in
Item 5(a) above, the children of Douglas C. Roberts and Lynne Roberts have an economic interest in such shares.

                                               Page 7 of 11 Pages

          (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.


Item 7.  Material to Be Filed as Exhibits.


          The exhibit accompanying this statement is listed in the accompanying Exhibit Index located after the signature page.

                                               Page 8 of 11 Pages

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 4, 1994



/s/ Douglas C. Roberts
Douglas C. Roberts

                                               Page 9 of 11 Pages

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 4, 1994



/s/ Lynne Roberts
Lynne Roberts

                                              Page 10 of 11 Pages

                          EXHIBIT INDEX

                                                       Pages in
                                                       Sequential
Exhibit No.         Exhibit                            Numbering

Exhibit 1           Agreement pursuant
                    to Rule 13d-1(f)(1)(iii).

                                              Page 11 of 11 Pages

                            EXHIBIT 1



          Pursuant to Rule 13d-1(f)(1)(iii) of the Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on Schedule 13D to which this Exhibit is attached is filed on behalf of each of them with respect to the shares of Class A Common Stock of DEKALB Energy Company reported in such Schedule 13D.


Dated:  March 4, 1994




/s/Douglas C. Roberts
Douglas C. Roberts




/s/Lynne Roberts
Lynne Roberts